FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>November 1, 2006 to November 30, 2006</u>

Commission File Number of issuing entity: <u>333-131213-10</u>

RALI Series 2006-QS7 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131213

Residential Accredit Loans, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer
8400 Normandale Lake Boulevard, Suite 250
Minneapolis, Minnesota
(Address of principal executive offices of
issuing entity)

55437
(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QS7, in the classes specified herein	[___]	[___]	[X]	

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u> X </u>   No <u>___</u>

OHS East:160042055.7

<p style="text-align:center">**PART I - DISTRIBUTION INFORMATION**</p>

ITEM 1 - DISTRIBUTION AND POOL PERFORMANCE INFORMATION.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement, dated June 26, 2006, relating to the RALI Series 2006-QS7 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") and the related Prospectus dated March 3, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QS7 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Certificates were offered under the Prospectus: Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-P, Class A-V, Class R-I, Class R-II, Class M-1, Class M-2 and Class M-3 Certificates.

<p style="text-align:center">**PART II - OTHER INFORMATION**</p>

ITEM 2 - LEGAL PROCEEDINGS

Nothing to report.

ITEM 3 - SALES OF SECURITIES AND USE OF PROCEEDS.

Nothing to report.

ITEM 4 - DEFAULTS UPON SENIOR SECURITIES.

Nothing to report.

ITEM 5 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Nothing to report.

ITEM 6 - SIGNIFICANT OBLIGORS OF POOL ASSETS.

Inapplicable.

ITEM 7 - SIGNIFICANT ENHANCEMENT PROVIDER INFORMATION.

Nothing to report.

ITEM 8 - OTHER INFORMATION.

Nothing to report.

ITEM 9 - EXHIBITS

(a) Documents filed as part of this report.

Exhibit 99.1   December 2006 Monthly Statement to Certificateholders.

(b) Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of June 1, 2006, and the Standard
                Terms of Pooling and Servicing Agreement, dated as of March 1,
                2006, among Residential Accredit Loans, Inc., as company,
                Residential Funding Corporation, as master servicer, and Deutsche Bank
Trust Company Americas, as trustee (incorporated by reference
                to the exhibit with the same numerical designation included in
                the Report on Form 8-K filed by the Issuing Entity with the
                Securities and Exchange Commission on July 14, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of June 29, 2006,
                between Residential Funding Corporation and Residential
                Accredit Loans, Inc. (incorporated by reference to the exhibit
                with the same numerical designation included in the Report on
                Form 8-K filed by the Issuing Entity with the Securities and
                Exchange Commission on July 14, 2006).

Exhibit 10.3   Confirmation, dated as of June 29, 2006, between Deutsche Bank Trust
                Company Americas, as trustee on behalf of the RALI Series 2006-QS7
                Trust, and Wachovia Bank, National Association (incorporated by
                reference to the exhibit with the same numerical designation included in
                the Report on Form 8-K filed by the Issuing Entity with the Securities
                and Exchange Commission on July 14, 2006).

Exhibit 99.1   December 2006 Monthly Statement to Certificateholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 26, 2006

RALI Series 2006-QS7 Trust
(Issuing entity)

By: Residential Funding Company, LLC, as
Master Servicer

By: /s/ Darsi Meyer
       Name: Darsi Meyer
       Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS